Joel L. Rubinstein

Partner

212 294-5336

JRubinstein@Winston.com

September 12, 2018

VIA EDGAR AND HAND DELIVERY

Mary Beth Breslin, Branch Chief

Ada D. Sarmento, Senior Counsel

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Collier Creek Holdings

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted August 6, 2018

CIK No. 0001739566

Dear Ms. Breslin:

On behalf of our client, Collier Creek Holdings (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated August 20, 2018, relating to Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on August 6, 2018 (the “Draft Registration Statement”).

The Company has filed via EDGAR its Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s response to the comment received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Form S-1 marked to show changes from the Draft Registration Statement.

We have set forth below the comment of the Staff in bold and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

September 12, 2018 Page 2

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.	We note your response to our prior comment 1. Please clarify what you mean by this term as it applies specifically to this company and the level of risk inherent in the consumer goods industry and related sectors in which you seek to complete your initial business combination. Please disclose whether there are instances where you would characterize a risk-adjusted return as “attractive” even if it was negative.

Response: The Company has revised the disclosure throughout the prospectus by removing the term “risk-adjusted” to clarify that the Company seeks to provide “attractive returns” for its shareholders.

Please contact me at (212) 294-5336 if you have any questions or require any additional information in connection with this letter or the Form S-1.

Sincerely,

/s/ Joel L. Rubinstein